

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Bryan Glass
Principal Executive Officer
Ranger Gold Corp.
20 West Park Avenue, Suite 207
Long Beach NY 11561

   Re: Ranger Gold Corp.
    Form 10-12G
    Filed June 30, 2022
    File No. 000-53817

Dear Mr. Glass:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed June 30, 2022

Note A -- Business Activity, page F-8

1. We note your disclosures here and in Note C and on your cover page that you are an emerging growth company. We also note that on October 15, 2019, the Commission revoked a registration of your securities registered pursuant to Section 12 of the Exchange Act. As a result, it appears that you do not qualify for emerging growth company status. For guidance, please refer to Question and Answer number 54 of the Generally Applicable Questions on Title I of the JOBS Act frequently asked questions, which can be found at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm. Please revise your registration statement to reflect that you are not an emerging growth company or explain why you believe you qualify as an emerging growth company.

<u>General</u>

2.   Please note that your registration statement becomes effective automatically 60 days after its initial filing, and you will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Energy & Transportation

cc: William Ruffa, Esq.